SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                                   Datum Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.25 per share
                         (Title of Class of Securities)

                                    23820810
                                 (CUSIP Number)

                              Dennis J. Block, Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 16, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Frequency Electronics, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A)[ ]
                                                                         (B)[X]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS (See Instructions)

     WC
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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                7     SOLE VOTING POWER

                      296,550
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY           -0-
     EACH       ----------------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON
     WITH             296,550
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       296,550
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       CO
--------------------------------------------------------------------------------


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


            This Amendment No. 1 amends and supplements the Statement on
Schedule 13D (the "Schedule 13D") filed on November 22, 1999 by and on behalf of Frequency Electronics, Inc. ("Frequency" or the "Reporting Person"). The information in Items 4 and 7 is hereby amended and supplemented as follows:

ITEM 4.     PURPOSE OF TRANSACTION.

            On December 16, 1999, Frequency delivered a letter to Datum Inc. ("Datum") stating that Frequency does not presently intend to pursue a business combination with Datum at this time and is considering selling its shares of Datum stock. A copy of Frequency's December 16, 1999 letter is attached as
Exhibit 5 hereto and is incorporated herein by reference.

            The Reporting Person may sell or dispose of Datum shares.

            Except as set forth above, the Reporting Person does not have any plans or proposals which relate to or would result in: (a) the acquisition by Frequency of additional securities of Datum; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Datum or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Datum or any of its subsidiaries; (d) any change in the present board of directors or management of Datum, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Datum;
(f) any other material change in Datum's business or corporate structure; (g) changes in Datum's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Datum by any other person; (h) causing a class of securities of Datum to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of Datum becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. The Reporting Person may at any time reconsider and change its plans relating to the foregoing.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 5 - Letter dated December 16, 1999 from Martin B. Bloch and Joseph P.
            Franklin to Erik van der Kaay.


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


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       December 16, 1999.


                                       FREQUENCY ELECTRONICS, INC.


                                       By: /s/ Joseph P. Franklin
                                           ----------------------------------
                                           Name:  Joseph P. Franklin
                                           Title: Chairman


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


                                  EXHIBIT INDEX


  EXHIBIT                             DESCRIPTION
  -------                             -----------

     5 Letter dated December 16, 1999 from Martin B. Bloch and Joseph P. Franklin to Erik van der Kaay.



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